Exhibit 99.2

EXECUTION VERSION

TO BE EXECUTED AND DELIVERED BY THE PARTIES ON THE CLOSING DATE UNDER THE SPA (AS DEFINED HEREIN)

DATED 10 July 2018

(1) SKY UK LIMITED

(2) SKY PLC

(3) SKY INTERNATIONAL AG

(4) SKY ITALIAN HOLDINGS S.P.A.

(5) BONNE TERRE LIMITED

(6) CYAN BLUE IPCO LIMITED

(7) TSG INTERACTIVE SERVICES LIMITED

and

(8) THE STARS GROUP INC.

DEED OF VARIATION AND AMENDMENT

in relation to the following subject agreements

BRAND LICENCE AGREEMENT

COMMERCIAL RELATIONSHIP AGREEMENT

ADVERTISING SERVICES AGREEMENT

GIBSON, DUNN & CRUTCHER LLP

Telephone House
2-4 Temple Avenue, London EC4Y 0HB
020 7071 4000 Telephone / 020 7071 4244 Facsimile
Ref: 91346/00001 Doc: 522406

DEED OF VARIATION AND AMENDMENT

DATE: 10 July 2018

PARTIES:

1.                                      SKY UK LIMITED, a private limited liability company incorporated under the laws of England and Wales (registered number 02906991), whose registered office is at Grant Way, Isleworth, Middlesex, TW7 5QD (Sky UK);

2.                                      SKY PLC, a public limited liability company incorporated under the laws of England and Wales (registered number 02247735), whose registered office is at Grant Way, Isleworth, Middlesex, TW7 5QD (Sky plc);

3.                                      SKY INTERNATIONAL AG, (No. CHE-301.371.848), a public limited liability company incorporated under the laws of Switzerland whose registered office is at Stockerhof, Dreikönigstrasse 31A, CH-8002 Zürich Switzerland (SIAG);

4.                                      SKY ITALIAN HOLDINGS S.P.A., a public limited liability company incorporated under the laws of Italy (No. 08726680963), whose registered office is at Foro Buonaparte, 70, 20121 Milan, Italy (SIH);

5.                                      BONNE TERRE LIMITED, a private limited liability company incorporated under the laws of Alderney (registered number 1110), whose registered office is at Office 1, 1 The Crusher, Braye Harbour, Alderney, GY9 3UZXX Chanel Islands (Bonne Terre);

6.                                      CYAN BLUE IPCO LIMITED, a non-cellular company incorporated under the laws of Guernsey (registered number 59073), whose registered office is at Weighbridge House, Le Pollet, St Peter Port, Guernsey GY1 1WL (CBIPCo);

7.                                      TSG INTERACTIVE SERVICES LIMITED, a private limited liability company incorporated under the laws of the Isle of Man (registered number 006474V), whose registered office is at Douglas Bay Complex, King Edward Road, Onchan, Isle of Man IM3 1DZ (Stars); and

8.                                      THE STARS GROUP INC. a public company incorporated under the laws of Ontario, Canada (registered number 1973390), whose registered office is at Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, Ontario M5J2J5, Canada (Guarantor).

RECITALS:

A.            On the date of this Deed, Stars will acquire the entire issued share capital of Cyan Blue Topco Limited, the indirect parent company of the SkyBet Entities.

B.            The parties have agreed to enter into this Deed to record certain variations and amendments to the Advertising Services Agreement, the Brand Licence Agreement and the Commercial Relationship Agreement (each as defined below) to take effect on and from the date of this Deed, and to set out additional rights and obligations of the parties in respect of the subject matter of such agreements, as set out in this Deed.

C.                                    The parties agree to novate the Brand Licence Agreement to release and discharge CBIPCo from the Brand Licence Agreement as from the date of this Deed upon the terms of Stars’ undertaking to perform its obligations under and be bound by the terms of the Brand Licence Agreement in place of CBIPCo as set out in clause 22 of this Deed.

D.                                    The Stars Group Inc. agrees to guarantee the performance of the obligations of the Stars Group entities under this Deed and the Subject Agreements as set out below.

IN WITNESS OF WHICH THE PARTIES HAVE ENTERED INTO THIS DEED TO RECORD AS FOLLOWS:

1.                                      INTERPRETATION

1.1                               In this Deed and the Schedules, the following capitalised terms shall have the meaning ascribed to them in this clause 1.1:

“Advertising Services Agreement” or “ASA” means the advertising services agreement entered into between Sky UK and Bonne Terre dated 19 March 2015 as amended from time to time;

“Airtime” has the meaning given to it in the Advertising Services Agreement;

“Applicable Law” has the meaning given to it in the Brand Licence Agreement;

“Blue Manager” has the meaning given in the Commercial Relationship Agreement;

“Brand Guidelines” has the meaning given to it in the Brand Licence Agreement;

“Brand Request Notice” has the meaning given in clause 4.7(a);

“Brand Licence Agreement” means the brand licence agreement entered into between Sky plc, Sky UK, SIAG, SIH and CBIPCo dated 19 March 2015 as amended from time to time;

“Change of Control” has the meaning given in clause 1.3;

“Commercial Relationships” has the meaning given to it in the Commercial Relationship Agreement;

“Commercial Relationship Agreement” or “CRA” means the commercial relationship agreement entered into between Sky UK and Bonne Terre dated 19 March 2015 as amended from time to time;

“Control” has the meaning given to it in the Brand Licence Agreement;

“Data Protection Legislation” means any Applicable Law relating to the processing, privacy, and use of Personal Data, as applicable, including:

(a)                                 in the United Kingdom:

(i)                                     the Data Protection Act 1998 and the Privacy and Electronic Communications (EC Directive) Regulations 2003, SI 2003/2426, and any laws or regulations implementing Directive 95/46/EC (Data Protection Directive) or Directive 2002/58/EC (ePrivacy Directive); and/or

(ii)                                  the General Data Protection Regulation (EU) 2016/679 (GDPR), and/or any corresponding or equivalent national laws or regulations (Revised UK DP Law); and

(b)                                 in member states of the European Union, the Data Protection Directive or the GDPR, once applicable, and the ePrivacy Directive, and all relevant member state laws or regulations giving effect to or corresponding with any of them, or, once applicable, any successor legislation (and/or any national laws or regulations corresponding or equivalent thereto) to the ePrivacy Directive, GDPR, or Revised UK DP Law;

“Deed Term” has the meaning set out in clause 2;

“Digital Advertising” has the meaning given in the Advertising Services Agreement;

“Disposal” in relation to any of the SkyBet IP, includes any of the following transactions:

(c)                                  sale, grant of exclusive licence or grant of an exclusive sub-licence, assignment or transfer;

(d)                                 creating or permitting to subsist any pledge, charge, mortgage, lien or other security interest or encumbrance;

(e)                                  creating any trust or conferring any interest; and

(f)                                   any agreement to do any of the above,

and “Disposed” shall be construed accordingly.

“Domain Names” has the meaning given to it in the Brand Licence Agreement;

“Existing Licensees” has the meaning given to it in the Brand Licence Agreement;

“Gibson Dunn” means Gibson Dunn & Crutcher LLP, legal counsel to Stars;

“Intellectual Property Rights” has the meaning given to it in the Brand Licence Agreement;

“Licensed Activities” has the meaning given to it in the Brand Licence Agreement;

“Licensee” means: (a) until the date of this Deed, CBIPCo; and (b) on and from the date of this Deed, Stars;

“Licensee Manager” has the meaning given to it in the Brand Licence Agreement;

“Licensor Manager” has the meaning given to it in the Brand Licence Agreement;

“New Licence” has the meaning given in clause 7.1;

“New Licensee” has the meaning given in clause 7.1;

“Permitted Use” has the meaning given in clause 4.1;

“Personal Data” has the meaning given to it in the Data Protection Legislation, as applicable;

“SkyBet IP” means the Trade Marks and Domain Names licensed to CBIPCo by any Sky Entity under or in accordance with the Brand Licence Agreement, and includes the trademarks Sky Bet, Sky Vegas, Sky Casino, Sky Poker, Sky Bingo and Sky Betting & Gaming. For the avoidance of doubt “SkyBet IP” shall not include the Games Brands (as defined in clause 3.1.3 of the Brand Licence Agreement) or any associated Sky Sports Intellectual Property Rights;

“SkyBet Entity” means each of Bonne Terre and CBIPCo, and “SkyBet Entities” means both of them collectively;

“SkyBet Group” means Cyan Blue Topco Limited and each of its wholly owned subsidiaries, including the SkyBet Entities;

“Sky Deutschland” has the meaning given to it in the Brand Licence Agreement;

“Sky Entity” means each of Sky UK, Sky plc SIAG and SIH, and “Sky Entities” means all of them collectively;

“Sky Group” means: (a) Sky plc and each of its wholly owned subsidiaries and any other entity or person Controlled by Sky plc from time to time, including each of the Sky Entities; and (b) in the event that any person acquires Control of Sky plc following a Change of Control of Sky plc, the Controller of Sky plc (the “Acquirer”), each other person who Controls that Acquirer, and each other person or entity Controlled by any other person who Controls that Acquirer (including Sky plc and each of its wholly-owned subsidiaries;

“Sky Italia” has the meaning given to it in the Brand Licence Agreement;

“Sky Manager” has the meaning given in the Commercial Relationship Agreement;

“SkyBet/Stars Co-Brand” means any co-branding incorporating any of the SkyBet IP together with any of the Stars Brands in the manner, form and methodology set out in Schedule 1;

“SPA” means the Share Purchase Agreement relating to the sale by Sky UK Limited of the certain shares in the share capital of Cyan Blue Topco Limited to a subsidiary of the Guarantor dated on or about 20 April 2018;

“Stars Brands” means any and all trademarks that are owned by any member of the Stars Group and which are set out in the SkyBet/Stars Co-Brand Requirements at Schedule 1 from time to time (as that Schedule may be updated from time to time following Sky Entities’ approval in accordance with clause 4.7(e) of this Deed), including any and all releated logos, copyrights and domain names set out in that Schedule;

“Stars Competitor” means each of the following entities, or any person who may at any time Control any of the following entities, or be under common Control with any of the following entities, and any of their respective successors or assigns:

(

“Stars Group” means The Stars Group, Inc. (the indirect parent company of Stars) and each of its wholly owned subsidiaries from time to time;

“Stars Manager” has the meaning given to it in clause 4.7(b);

“Subject Agreements” means each of the Brand Licence Agreement, the Commercial Relationship Agreement and the Advertising Services Agreement;

“Substitution Request Notice” has the meaning given in clause 5.3(a);

“Territories” has the meaning given to it in the Brand Licence Agreement;

“Third Party Restrictions” has the meaning given to it in clause 5.8.4 of the Brand Licence Agreement; and

“Trade Marks” has the meaning given to it in the Brand Licence Agreement.

1.2                               Capitalised terms used in this Deed which are not defined herein shall have the meaning given to them in the Brand Licence Agreement, the Commercial Relationship Agreement or the Advertising Services Agreement, as the context requires.

1.3                               A “Change of Control” shall occur if:

(a)                                 a person who Controls another person ceases to do so;

(b)                                 a different person acquires Control of such other person;

(c)                                  any person acquires Control of another person in circumstances where no person previously Controlled such other person.

1.4                               In this Deed, unless otherwise specified:

(a)                                 references to “clauses” and “paragraphs” of, and “Schedules” to, are to clauses and paragraphs of, and Schedules to, this Deed;

(b)                                 references to a “party” means a party to this Deed and includes its permitted assignees (if any) and/or the successors in title to that part of its undertaking which includes this Deed;

(c)                                  references to a “company” shall be construed so as to include any corporation or other body corporate, wherever and however incorporated or established;

(d)                                 references to a “person” shall be construed so as to include any individual, firm, company, corporation, body corporate, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

(e)                                  “body corporate”, “subsidiary”, “holding company”, “subsidiary undertaking”, “financial year”, “directors” and “wholly-owned subsidiary” shall have the meaning given in the Companies Act 2006;

(f)                                   any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours from midnight to midnight;

references to times are to time in London, United Kingdom;

(g)                                  a reference to any other document referred to in this Deed is a reference to that other document as amended, varied, novated or supplemented at any time; and

(h)                                 the rules of interpretation set out in clause 2 of the Brand Licence Agreement shall otherwise apply to this Deed, mutatis mutandis.

1.5                               The provisions of the Schedules to this Deed shall form part of and be incorporated into this Deed.

1.6                               Any and all documents to be provided under or in accordance with the terms of this Deed shall be provided by the relevant party in the English language.

2.                                      TERM

This Deed commences on the date of execution of this Deed and continues in full force and effect unless terminated in accordance with clause 15 (the Deed Term).

3.                                      EFFECT OF THIS DEED

3.1                               This Deed sets out the agreement between the parties hereto in respect of certain variations and amendments to be made to the Subject Agreements, which shall take effect on and from the date of this Deed.

3.2                               Subject to clause 3.5, the parties intend for the terms and conditions set out in this Deed to supersede the terms and conditions of the Subject Agreements.

3.3                               Subject to clause 3.5, in the event of any inconsistency or conflict between the terms and conditions set out herein and the terms and conditions of the Subject Agreement, the terms and conditions of this Deed shall prevail to the extent of such inconsistency or conflict.

3.4                               Subject to clause 3.5, and other than as amended or varied by the provisions of this Deed, all other remaining terms of the Subject Agreements shall continue in full force and effect.

3.5                               Unless expressly stated herein, the definitions included in this Deed shall not replace or supersede those set out in the Subject Agreements.

4.                                      BRAND CROSS PROMOTION

4.1                               Notwithstanding clause 8.1.7 and clause 8.1.8 of the Brand Licence Agreement, each of the Sky Entities hereby acknowledges and agrees that, subject to the following sentence, throughout the Deed Term Stars shall be permitted to utilise, and to sublicense other entities within the Stars Group and the SkyBet Group to utilise, the SkyBet IP together with the Stars Brands in the manner, form and methodology set out in Schedule 1 (“SkyBet/Stars Co-Brand”) in conducting the Licensed Activities of the relevant entities of the Stars Group and the SkyBet Group within the Territory (including as part of such activities the marketing and cross-promotion of the SkyBet IP in conjunction with the Stars Brands) (the “Permitted Use”). The parties acknowledge and agree that:

(a)                                 the Stars Group and/or the SkyBet Group shall ensure that any Permitted Use which incorporates the SkyBet IP shall comply with all of the terms and conditions of the Brand Licence Agreement (including where applicable the sublicensing requirements of clause 4 of the Brand Licence as amended by clause 13 of this Deed) and is subject to all of the limitations and restrictions of that agreement (including the reservations of rights it contains in favour of the Sky Entities);

(b)                                 any failure by the Stars Group and/or the SkyBet Group to comply with the terms and conditions of the Brand Licence Agreement shall amount to a breach of such agreement by the Licensee; and

(c)                                  the Permitted Use does not include any right to use the SkyBet IP for Licensed Activities outside the Territory.

4.2                               Subject to clause 4.3, each member of the Stars Group and/or the SkyBet Group shall be entitled to utilise the SkyBet IP in connection with the Stars Brands in any reasonable manner which is substantially equivalent to the manner, form and methodology of the SkyBet/Stars Co-Brands and which adopts only immaterial variations as may be required from time to time to adapt the SkyBet/Stars Co-Brands to comply with the technological, regulatory or operational developments in the Licensed Activities conducted by the relevant operating entity within the Stars Group and/or the SkyBet Group.

4.3                               If any of the Sky Entities considers (in its complete discretion) that any utilisation of the SkyBet IP in connection with the Stars Brands does not meet with the requirements of clause 4.2, such Sky Entity may notify the relevant operating entity of the Stars Group and/or the SkyBet Group and such person shall immediately cease such utilisation following receipt of such notification (provided that any minor delay in such cessation resulting solely from the required processes to effect such cessation shall not constitute a breach of this Deed). Following any cessation of use pursuant to this clause 4.3, the Stars Group and/or the SkyBet Group may then apply for approval of such use pursuant to clause 4.7.

4.4                               Subject to clause 4.2, 4.3, 4.5 and 4.6 below Stars Group and the Sky Bet Group shall:

(a)                                 only represent the SkyBet IP and the Stars Brands together in the form of the SkyBet/Stars Co-Brand within the Territory and in no other manner or territory, provided that the Stars Group shall be permitted to display the SkyBet IP on the corporate website and related corporate social media accounts of the Stars Group (which may be accessible on a worldwide basis provided that they are not marketed and/or targeted at any country or territory outside the Territory)

(b)                                 only use the SkyBet/Stars Co-Brand for the Permitted Use and not for any non-Permitted Use; and

(c)                                  not make alterations of any kind to the SkyBet/Stars Co-Brand (including changing, adding, deleting and/or resizing any words, logos, graphics, styles and/or colours that make up the SkyBet/Stars Co-Brand).

4.5                               The parties agree that they shall not:

(a)                                 register anywhere in the world Intellectual Property Rights incorporating or materially similar to, the other parties’ Intellectual Property Rights (including as part of a composite trade mark, e.g. SkyBetPokerStars); and/or

(b)                                 register or use any domain name or social media name anywhere in the world incorporating or materially similar to the other parties’ Intellectual Property Rights (e.g. #SkyBetPokerStars), except where all the parties owning the relevant constituent elements of the Intellectual Property Rights have otherwise expressly consented to such registration and use in writing, and in advance. As at the date of this Deed, there has been no such agreement.

4.6                               Each party shall be permitted to request amendments to the SkyBet/Stars Co-Brand to reflect changes it makes to the use of its Intellectual Property Rights as it considers necessary or advisable for the legal protection of such Intellectual Property Rights (and such changes shall not be unreasonably delayed, conditioned or refused by the other parties).

4.7                               If the Stars Group or the SkyBet Group proposes to utilise the SkyBet IP in connection with the Stars Brands in any manner which is not permitted in accordance with clauses 4.1 or 4.2 then:

(a)                                 Stars may deliver a written notice to the Licensor Manager (or any Sky Entity notified alternate of the Licensor Manager) setting out a detailed description and illustration of the proposed utilisation of the SkyBet IP in connection with the Stars Brands (the “Brand Request Notice”);

(b)                                 the Licensor Manager, the Licensee Manager (or their appointed alternates: and references to each below shall include their alternates) and a representative appointed by Stars (the “Stars Manager”) shall, within ten (10) Business Days of the Brand Request Notice, meet at the offices of the Sky Group to discuss in good faith the proposed utilisation of the SkyBet IP in connection with the Stars Brands;

(c)                                  the Stars Manager and the Licensee Manager shall be afforded an opportunity to present to the Licensor Manager on the business rationale for the proposed utilisation of the SkyBet IP in connection with the Stars Brands;

(d)                                 the Licensor Manager shall consider in good faith whether, taking account of the proposed utilisation of the SkyBet IP in connection with the Stars Brands and the materiality of the business rationale for such utilisation, the Sky Entities shall consent to the utilisation as set out in the Brand Request Notice being deemed to be either an agreed amendment to the SkyBet/Stars Co-Brand and/or a Permitted Use (as the case may be) for the purposes of this Deed and the Brand Licence Agreement. The Licensor Manager shall consider, and where relevant, and to the extent practical propose, any reasonable variations to the proposed utilisation as set out in the Brand Request Notice as may be necessary to enable the Licensor Manager to consent to such utilisation being deemed to be a Permitted Use; and

(e)                                  for any Brand Request Notices:

(i)                                     which relate to a change to the Permitted Use the Licensor Manager shall have complete discretion as to whether to approve them or not, and when to do so; and

(ii)                                  which relate to a change to the SkyBet/Stars Co-Brand the Licensor Manager shall not unreasonably withhold, delay or condition the consent of the Sky Entities and shall in any event notify the Stars Manager and the Licensee Manager of the decision of the Licensor Manager within thirty (30) calendar days of the date of the Brand Request Notice. Without excluding any other possible reasonable reasons for refusing to give consent, it shall be deemed reasonable for the Sky Entities to refuse where the Sky Entities consider in their reasonable opinion that such use is reasonably likely to be damaging to the Sky brand, the SkyBet IP or the Existing Licensees (other than in an immaterial manner) and/or if it might reasonably be expected to infringe the rights of any third party.

4.8                               Stars hereby grants, and shall where necessary procure that the Stars Group shall grant, the Sky Entities, solely to the extent necessary in connection with its activities under this Deed and the Subject Agreements, a non-exclusive, worldwide, royalty-free non-transferable licence for the Deed Term to use the Stars Group Intellectual Property Rights. Each of the Sky Entities acknowledges and agrees that notwithstanding any utilisation of the Stars Brands in connection with the SkyBet IP, none of the Sky Entities shall have any rights in or to the Stars Brands or any rights to use the Stars Brands except as may be required to fulfil the obligations of the Sky Entities under this Deed and the Subject Agreements.

4.9                               All rights in and to the Stars Brands and all the reputation and goodwill associated with the Stars Brands, including any reputation and goodwill that may accrue as a result of any use of the Stars Brands in accordance with this Deed or the Subject Agreements, are reserved to and shall belong absolutely to Stars or any relevant member of the Stars Group. Each of the Sky Entities acknowledges and agrees that in exercising any of its rights under this Deed or the Subject Agreements, or performing any of its obligations under this Deed or the Subject Agreements, it is not granted a right to use the Stars Brands for any other purpose whatsoever other than as may be expressly directed by Stars.

4.10                        To the maximum extent permitted by Applicable Laws, each Sky Entity hereby:

(a)                                 assigns (including by way of present assignment of future rights) any rights (including goodwill) it may acquire in the Stars Brands to Stars (or any member of the Stars Group nominated by Stars); and

(b)                                 permanently and irrevocably waives any rights (including goodwill) it may acquire in the Stars Brands in favour of Stars (or any member of the Stars Group nominated by Stars)

4.11                        Stars warrants, represents and undertakes to the Sky Entities that each of the Stars Group entities acknowledges and agrees that notwithstanding any utilisation of the SkyBet IP in connection with the Stars Brands, none of the Stars Group shall have any rights in or to the Sky or the SkyBet IP or any rights to use the Sky or SkyBet IP except as set out in this Deed.

4.12                        All rights in and to the Sky and SkyBet IP and all the reputation and goodwill associated with them, including any reputation and goodwill that may accrue as a result of any use of the SkyBet IP in accordance with this Deed, are reserved to and shall belong absolutely to the Sky Entities or any relevant member of the Sky Group. Stars acknowledges and agrees (on its own behalf and on behalf of each member of the Stars Group) that in exercising any of its rights under this Deed, or performing any of its obligations under this Deed, it is not granted a right to use the Sky or SkyBet IP for any other purpose whatsoever.

4.13                        To the maximum extent permitted by Applicable Laws, Stars (on behalf of itself and on behalf of each member of the Stars Group) hereby:

(a)                                 assigns (including by way of present assignment of future rights) any rights (including goodwill) it may acquire in the Sky or SkyBet IP to Sky Plc (to the extent it relates to the United Kingdom, the Republic of Ireland and the Kingdom of Spain) and to SIAG (to the extent it relates to the rest of the world) or any member of the Sky Group nominated by the Sky Entities; and

(b)                                 permanently and irrevocably waives any rights (including goodwill) it may acquire in the Sky or SkyBet IP in favour of Sky Plc (to the extent it relates to the United Kingdom, the Republic of Ireland and the Kingdom of Spain) and SIAG (to the extent it relates to the rest of the world) or any member of the Sky Group nominated by the Sky Entities.

4.14                        Each Sky Entity warrants to Stars that as at the date of signing of the SPA, no Sky Entity has actual knowledge of any fact or matter relating to either the Kentucky Litigation or the Regulatory & Related Matters which would result in a breach of clauses 8.1.1, 8.1.2, 8.1.9 or 8.1.11 of the Brand Licence Agreement and give grounds to terminate the Brand Licence Agreement under clause 12.3.2 of the Brand Licence Agreement and each Sky Entity hereby waives any right which any Sky Entity may have to terminate the Brand Licence Agreement or to seek any other financial remedy under clauses 8.1.1, 8.1.2, 8.1.9 or 8.1.11 thereunder in relation to such facts and matters. For the avoidance of doubt this warranty and waiver shall not apply to any new information relating to the Kentucky Litigation and/or the Regulatory & Related Matters that subsequently comes to the Sky Entities’ actual knowledge after the date of signing of the SPA.

4.15                      Each Sky Entity warrants to Stars that as at the date of signing of the SPA, no Sky Entity has any actual knowledge of any fact or matter relating to any member of the SkyBet Group which would entitle any of the Sky Entities at any time to claim that any of the SkyBet Entities is in material breach of any term of the Subject Agreements, and each Sky Entity hereby waives any right which any Sky Entity may have to terminate the Brand Licence Agreement or to seek damages thereunder on the basis of any such fact or matter. For the avoidance of doubt this waiver shall not preclude the Sky Entities from requiring that any known breaches of the Subject Agreements be remedied by the Stars Group, or, where the Sky Entities consider necessary, from bringing any claim, action or proceeding against them requiring that they be so remedied.

4.16                      In clauses 4.14 and 4.15:

(a)                                 “actual knowledge” means actual knowledge or awareness of the current officers and directors of the Sky Entities, all such persons having made reasonable enquiry of Torys LLP of the relevant facts or matters, as at the date of signing the SPA, and does not include knowledge and awareness of any other person or constructive or imputed knowledge;

(b)                                 the “Kentucky Litigation” means that certain litigation pending in the Court of Appeals for the Commonwealth of Kentucky (on appeal from the Franklin Circuit Court, Civil Action No. 10-CI-00505): Stars Interactive Holdings (IOM) Ltd. (f/k/a Amaya Group Holdings (IOM) Ltd.) v. Commonwealth of Kentucky, ex rel. John Tilley, Secretary, Justice and Public Safety Cabinet, Case No. 2016 - CA - 000221 (including any remands or further appeals of such pending litigation and/or any intervening party to the pending litigation); and

(c)                                  the “Regulatory & Related Matters” means the matters set out under the headings “AMF Investigation and Related Matters”, “Class Actions” and “Foreign Payment Matters” in the Guarantor’s Annual Information Form dated 14 March 2018, and any matters arising therefrom.

5.                                    EXTENSION OF BENEFITS

5.1                             Notwithstanding clause 2.4 of the Commercial Relationship Agreement upon request from time to time the Stars Group and the SkyBet Group shall be permitted to request substitution of one or more of the Stars Brands for one or more of the SkyBet IP under the 2014 Activities Document, the Commercial Relationships and the Commercial Relationship Agreement in accordance with clause 5.2 below.

5.2                             If the Stars Group or the SkyBet Group wishes to substitute any of the SkyBet IP for any of the Stars Brands then:

(a)                                 Stars may deliver a written notice to the Sky Manager (or any Sky Entity notified alternate of the Sky Manager) setting out a detailed description and illustration of the proposed substitution (the “Substitution Request Notice”);

(b)                                 the Sky Manager, the Blue Manager (or their appointed alternates: and references to each below shall include their alternates) and a representative appointed by Stars (the “Stars Manager”) shall, within ten (10) Business Days of the Substitution Request Notice, meet at the offices of the Sky Group to discuss in good faith the proposed substitution of the SkyBet IP for the Stars Brands;

(c)                                  the Stars Manager and the Blue Manager shall be afforded an opportunity to present to the Sky Manager on the business rationale for the proposed substitution; and

(d)                                 the Sky Manager shall consider whether the Sky Entities shall consent to the substitution set out in the Substitution Request Notice for the purposes of this Deed and the Commercial Relationship Agreement. The Sky Manager shall have complete discretion as to whether to approve or reject any proposed utilisation set out in any Substitution Request Notice delivered under this clause 5.2 as it sees fit, and shall in any event notify the Stars Manager and the Blue Manager of the decision of the Sky Manager within thirty (30) calendar days of the date of the Substitution Request Notice. Any approved substitution shall be without prejudice to the right of the SkyBet Group to continue to exploit the benefit of the Commercial Relationships and the 2014 Activities Document with respect to the substituted SkyBet Brand. If the Sky Manager approves any proposed utilisation set out in any Substitution Request Notice under this clause 5.2 then Sky, Stars and Bonne Terre shall enter into a written amendment to the Commercial Relationship Agreement to reflect the fact that Stars owns the Stars Brands and will thereafter be bound by any applicable terms and conditions of the Commercial Relationship Agreement and shall be able to require that Sky comply with its obligations under the Commercial Relationship Agreement.

5.3                             Notwithstanding clauses 2.10 and 3.12 of the Advertising Services Agreement the Stars Group and the SkyBet Group shall be permitted to exploit the rights of the SkyBet Entities in respect of Airtime under clause 2, and Digital Advertising under clause 3 of the Advertising Services Agreement using the Stars Brands in substitution for the SkyBet IP from time to time in the manner set out in the ASA Amendment attached as Schedule 3 of this Deed.

5.4                             If the Competition & Markets Authority determines not to prohibit the acquisition by Stars of the entire issued share capital of Cyan Blue Topco Limited or if the Competition & Markets Authority permits (via a derogation or otherwise) Stars to become a party to the ASA, each of Stars, Bonne Terre and Sky UK shall enter into an amendment to the Advertising Services Agreement pursuant to which:

(a)                                 Stars shall be added as a party to the Advertising Services Agreement as if Stars were originally named therein as a party and defined therein, together with Bonne Terre, as the Advertiser for all purposes,

(b)                                 Stars shall be deemed to be a party to, shall be entitled to the benefit of, and shall be bound by, the terms of the Advertising Services Agreement, applicable to Stars, together with Bonne Terre, as the Advertiser; and

(c)                                  all references to the “Advertiser” under the Advertising Services Agreement shall be read and construed as references to Stars and Bonne Terre, collectively, subject to the new clause 1.6 to be inserted in the Advertising Services Agreement pursuant to clause 5.5 of this Deed.

5.5                             Any amendment agreement which may be entered into between Stars, Bonne Terre and Sky UK pursuant to clause 5.4 shall insert the following new clause 1.6 into the Advertising Services Agreement:

“1.6 The rights and obligations of each of Stars and Bonne Terre under this Agreement, each in the capacity as the Advertiser, shall be joint and several, with the exception that each of Stars and Bonne Terre shall be jointly and severally liable for, but shall be separately invoiced for, any Airtime or Digital Advertising which may be purchased by Stars or Bonne Terre (respectively). Subject to the preceding sentence, references herein to rights and obligations of the Advertiser shall be read as rights and obligations of both Bonne Terre and Stars (collectively). Any spend by either Stars or Bonne Terre in respect of Airtime or Digital Advertising shall count collectively towards satisfaction of any Minimum Aggregate Airtime Spend or Minimum Qualifying Spend under this Agreement. Sky further agrees and acknowledges that, at the election of Stars or Bonne Terre, Airtime or Digital Advertising may be acquired under this Agreement by any Affiliate of Stars or Bonne Terre, and any such spend by any Affiliate of Stars or Bonne Terre in accordance with any such election shall count collectively towards the satisfaction of any Minimum Aggregate Airtime Spend or Minimum Qualifying Spend under this Agreement. For the avoidance of doubt, any rights to acquire Airtime or Digital Advertising only extends to those Affiliates existing as at the date of this Amendment Agreement, and does not apply to any Affiliates acquired following the date of this Amendment Agreement.”

5.6                             If, at any time after the date of this Amendment One, the Competition & Markets Authority issues an order prohibiting the acquisition by The Stars Group Inc. of the entire issued share capital of Cyan Blue Topco Limited and requiring Stars to divest the entire issued share capital of Cyan Blue Topco Limited to a third party, Bonne Terre and Sky shall negotiate in good faith to agree any amendments to the Advertising Services Agreement which may reasonably be proposed by Bonne Terre as a direct consequence of such ordered divestment to the Minimum Aggregate Airtime Spend and the Minimum Qualifying Spend in respect of Digital Advertising.

6.                                    EXISTING LICENSEES & THIRD PARTY RESTRICTIONS

6.1                             Each of the Sky Entities warrants to Stars that, as at the date of this Deed, the list of Existing Licensees and Licensed Territories as set out in Schedule 2 is accurate and complete.

6.2                             Each of the Sky Entities warrants to Stars that as at the date of this Deed, with the exception of SIH:

(a)                                 the Existing Licensees referred to in Schedule 2 are in no circumstances permitted to use either the SkyBet IP or any other Sky brands in connection with any Licensed Activities; and

(b)                                 the terms of the licenses granted to the Existing Licensees set out in Schedule 2 do not prohibit the conduct of Licensed Activities in the Licensed Territory by the SkyBet Group or the Stars Group.

6.3                             Each of the Sky Entities warrants to Stars that as at the date of this Deed:

(a)                                 except as set out in the Brand Licence Agreement, SIH is the only person licensed by SIAG to use the SkyBet IP in connection with any Licensed Activities undertaken within Italy; and

(b)                                 the license granted by SIAG to SIH does not prohibit Stars from undertaking the Licensed Activities in Italy.

6.4                             Each of the Sky Entities undertakes to Stars that from the date of this Deed no member of the Sky Group shall amend the terms of the licenses granted to the Existing Licensees referred to in Schedule 2 in any manner which may prohibit the conduct of Licensed Activities in the Licensed Territory by the SkyBet Group, the Stars Group or any other person utilising the SkyBet IP

6.5                             Each of the Sky Entities warrants to Stars that they have disclosed to Gibson Dunn any Third Party Restrictions as at the date of this Deed (“Current TPRs”). Stars warrants to the Sky Entities that it has considered all of the issues raised by the Current TPRs in the context of this Deed and the Subject Agreements and has decided that they do not materially affect its decision to enter into this Deed on its terms and Stars permanently waives (on its own behalf and on behalf of the Stars Group entities) any right to bring any claim, action or proceeding against the Sky Entities in connection with the Current TPRs.

7.                                    PROHIBITION ON FORECLOSURE

7.1

8.                                    COMMERCIAL ARRANGEMENTS IN ITALY AND GERMANY

8.1

9.                                    RESTRICTIONS RELATING TO INCORPORATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS AND DISPOSAL OF SKYBET IP

9.1                             With effect on and from the date of this Deed, the Brand Licence Agreement shall be amended by the deletion of clause 3.11 and the insertion of the following clause 3.11 in substitution therefor:

“3.11 If the Betting and Gaming Product Names, the Entertainment Gaming Product Names, or any Additional Trade Marks or Additional Domain Names, contain third party Intellectual Property Rights used under a licence from a third party with the prior written consent of the Licensee, Licensee agrees to comply with the terms agreed with that third party in relation to any use of those names under this Agreement at its sole cost and expense, and shall be solely liable for any breaches of those terms.”

9.2                             Notwithstanding clause 3.3 of the Brand Licence Agreement or any other provision of the Subject Agreements, each Sky Entity agrees and undertakes to Stars and each SkyBet Entity that no Disposal of any of the SkyBet IP to a Stars Competitor shall be undertaken or permitted by any member of the Sky Group.

10.                             MATERIAL COMPETITORS

With effect on and from the date of this Deed, the Brand Licence Agreement shall be amended by the deletion of the definition of “Material Competitors” and the insertion of the following replacement definition of “Material Competitors” substitution therefor:

“Material Competitors” means any of the material competitors (and each of their Affiliates) of the Sky Group in each Initially Approved Territory and each Subsequently Approved Territory set out in the table below and any other person who competes with operations of the Sky Group which Licensor may notify Stars of in writing from time to time (including as appropriate following the addition of any Subsequently Approved

Territory). Any such update shall be effective on written notice to Stars given under this Agreement provided that the person specific in such notice competes with the operations of the Sky Group. It is agreed that Licensor shall not be permitted to notify Stars that its material competitors under this definition are: (a) entities who generate in excess of        per cent of their turnover (as at the time the notice is given by the Licensor) from operations related to Betting and Gaming; or (b) entities who have already publicly announced their intention to acquire or merge with the Guarantor or any of its subsidiaries (or where Stars or the Guarantor has already made any public announcement made by in relation to such entities’ intention):

	United Kingdom, Channel Islands, Isle of Man and Republic of Ireland	Italy	Germany

1

11.                             B2B SUB-LICENSING

Subject to the following paragraph each Sky Entity acknowledges and agrees that, pursuant to clause 4.1.2 of the Brand Licence Agreement, each member of the SkyBet Group shall be entitled to sub-license the SkyBet IP to unaffiliated third parties in the Territory in furtherance of any business-to-business opportunity undertaken by the SkyBet Group or the Stars Group in the ordinary course of their Licensed Activities businesses within the Territory (“B2B Sublicensing” and “B2B Sublicensee”), provided always that each member of the SkyBet Group shall comply with the remaining terms of clause 4 of the Brand Licence Agreement in connection with any such sub-licensing. Stars shall notify the Sky Entities prior to each and any proposed B2B Sublicensing taking place, with details of (i) the sublicensing of the SkyBet IP that the relevant member of the SkyBet Group wishes to undertake; (ii) the third party to which the SkyBet IP would be sublicensed (including full company details); (iii) the activities the third party would perform on its behalf, and (iv) the legal terms that would apply to govern such sublicensing. The Sky Entities shall then be given a reasonable period in which to consider the suitability of the nature and type of sublicensing activity proposed, the identity of the licensee and the legal terms of such sublicensing. The Sky Entities shall have the right to refuse any such B2B Sublicensing in their reasonable discretion if they consider that (i) the activities are illegal or there is reasonable doubt as to whether they are legal, (ii) the sublicensing is reasonably likely to be damaging to the Licensor IPR and/or the Sky brand (other than in an immaterial manner), (iii) the proposed B2B Sublicensee seems unsuitable to be associated with the Sky brand, and/or (iv) the legal terms for the B2B Sublicensing do not protect Sky’s rights under the Brand Licence Agreement.

12.                             USE OF EXISTING SKY BRAND RIGHTS

Following the addition of any Subsequently Approved Territory in which any Sky brand benefits from any existing trade mark or domain name registration or application (“Existing Right”) then subject always to the terms of clauses 5.8 and 7 of the Brand Licence Agreement, and without the Sky Entities giving any warranty that using or relying on an Existing Right will be either useful or without risk:

(a)                                 each Sky Entity agrees and acknowledges that upon request from the relevant member of the SkyBet Group, the Sky Entity shall use reasonable efforts to seek use or rely on such Existing Right as a basis for trying to obtain new and similar trade mark and domain name rights for the SkyBet IP in such Subsequently Approved Territory; and

(b)                                 each Sky Entity agrees and undertakes to procure that the relevant member of the Sky Group holding such Existing Right shall provide any reasonable assistance as such member of the SkyBet Group may reasonably require to seek to obtain new and similar trade mark and domain name rights in such Subsequently Approved Territory based on the SkyBet IP without infringing any third party Intellectual Property Rights.

All use of, or reliance on, Existing Rights shall be at the risk of the SkyBet Group.

13.                             DATA PROTECTION

13.1                      The Stars Group and the SkyBet Group each undertake to the Sky Entities to be responsible for complying with the requirements of any Data Protection Legislation in connection with their activities under this Deed or the Subject Agreements.

13.2                      The Sky Entities each undertake to the Stars Group and the SkyBet Group to be responsible for complying with the requirements of any Data Protection Legislation in connection with their activities under this Deed or the Subject Agreements.

14.                             AFFILIATES

14.1                      With effect on and from the date of this Deed, the Brand Licence Agreement shall be amended by the deletion of paragraph (b) of the definition of “Affiliates” and the insertion of the following replacement paragraph (b) of the definition of “Affiliates” substitution therefor:

“(b)         in relation to the Licensee, The Stars Group, Inc., and each of its direct and indirect subsidiaries;”

14.2                      With effect on and from the date of this Deed, the Advertising Services Agreement shall be amended by the deletion of the definition of “Affiliate” and the insertion of the following replacement definition in substitution therefor:

“Affiliate means:

(a)         in relation to Sky, its Associated Companies which are registered in, or have operations (or otherwise operate a business) in the Territory from time to time; and

(b)         in relation to Blue, The Stars Group, Inc., and each of its direct and indirect subsidiaries;”

15.                             TERMINATION OF THIS AGREEMENT

15.1                      This Deed shall terminate immediately (except for those provisions expressly stated to continue without limit in time and without prejudice to any rights or liabilities arising under this Deed) if the Brand Licence Agreement terminates or expires for any reason.

15.2                      In the event of termination of this Deed, the rights and liabilities accruing to any Party prior to termination of this Deed continue and are unaffected, and any provision of this Deed which is expressly stated to continue following termination shall continue in full force and effect and the parties shall remain bound by such provision.

16.                             APPLICATION OF PROVISIONS OF BRAND LICENCE AGREEMENT

16.1                      The following provisions of the Brand Licence Agreement shall apply to this Deed, mutatis mutandis, as if incorporated fully and set out herein and expressed to apply to each of the parties to this Deed in substitution for each of the Parties to the Brand Licence Agreement:

(a)           clauses 15.1 and 15.2 (Announcements), provided that it is agreed that:

i.                                     nothing in clause 15.1 shall prohibit any Party (or The Stars Group, Inc.) from making any announcement or despatching any circular as required by the rules of the NASDAQ and the Toronto Stock Exchange or as required by an applicable gaming regulatory authority; and

ii.                                  Licensor shall at the request of Stars supply such information concerning any Affiliate of the Licensor as may be required by Stars to comply with any applicable law or regulation or the rules of the NASDAQ or the Toronto Stock Exchange as to any continuing obligations or circular to be published by The Stars Group, Inc. or any announcement required to be made by The Stars Group, Inc. in relation to this Deed; and

iii.                               Licensor shall at the request of Stars supply such information concerning any Affiliate of the Licensor as may be required by Stars to comply with any applicable law or regulation or rules of any gaming regulatory authority;

(b)                                 clauses 15.3 to 15.5 (Confidentiality) provided that it is agreed that the proviso in the final sentence of clause 15.4 shall apply to all the entities of the Stars Group in addition to the Licensee;

(c)                                  clause 15.6 (No Partnership);

(d)                                 clauses 15.9 and 15.10 (Entire Agreement) provided that it is agreed that the reference to “its Associated Companies” in those clauses shall be replaced with a reference to the Sky Entities’ / the Stars Group’s / the SkyBet Group’s entities (as applicable);

(e)                                  clause 15.12 (Waiver);

(f)                                   clause 15.13 (Variation);

(g)                                  clause 15.14 (Counterparts); and

(h)                                 clause 15.15 (Costs).

16.2

16.3                      This provision set out in this clause 16 shall apply to bind the parties following termination of this Deed and without limit of time.

17.                               FURTHER ASSURANCES

Each party shall from time to time and at its own cost do, execute and deliver or procure to be done, executed and delivered all such further acts, documents and things reasonably required by, and in a form reasonably satisfactory to, the requesting party to give full effect to this Deed.

18.                               SET-OFF AND WITHHOLDINGS

18.1                        No party will be entitled to assert any credit, set-off or counterclaim against any other party in order to justify withholding payment of any amount owed in connection with this Deed in whole or in part.

18.2                        Any amount payable by any party to another party shall be made in full and free from any deduction or withholding whatsoever, except as required by law.

19.                               NOTICES

19.1                        Except where expressly stated otherwise, a notice under this Deed shall only be effective if it is in writing. Email shall be permitted except in relation to any Proceedings.

19.2                        Notices under this Deed shall be sent to a party at its address or email address and for the attention of the individual set out below:

Party	Address	Email address
Sky UK	Sky UK Limited, Grant Way, Isleworth, Middlesez TW7 5QD Attention:	contractualnotices@sky.uk

Sky plc	Sky Plc, Grant Way, Isleworth, Middlesez TW7 5QD Attention:	contractualnotices@sky.uk

SIAG	Sky International AG, Stockerhof, Dreikönigstrasse 31A, CH-8002 Zürich Attention: Head of Commercial Affairs	@skyinternational.ch

SIH	Sky International AG, Stockerhof, Dreikönigstrasse 31A, CH-8002 Zürich Attention: Head of Commercial Affairs	@skyinternational.ch

Bonne Terre	Sky Betting & Gaming, 2 Wellington Place, Leeds, West Yorkshire, United Kingdom, LS1 4A Attention: General Counsel	@skybettingandgaming.com

CBIPCo	Cyan Blue IPCO Limited, 1 Le Truchot, St Peter Port, Guernsey, GY1 1WD, Channel Islands Attention: General Counsel	@skybettingandgaming.com

Stars	TSG Interactive Services Limited, Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, Ontario M5J2J5, Canada Attention:	n@starsgroup.com

Provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause. That notice shall only be effective on the date falling five (5) clear Business Days after the notification has been received or such later date as may be specified in the notice.

19.3                        Any notice given under this Deed shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)                                 if delivered personally, on delivery;

(b)                                 if sent by first class post, two (2) clear Business Days after the date of posting;

(c)                                  if sent by airmail, six (6) clear Business Days after the date of posting; and

(d)                                 if sent by email, at the time at which it was sent.

19.4                        Any notice given under this Deed outside usual working hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of usual working hours in such place.

19.5                        No notice given under this Deed may be withdrawn or revoked except by notice given in accordance with this clause 19.

20.                               INVALIDITY AND SEVERANCE

20.1                        If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a)                                 the legality, validity or enforceability in that jurisdiction of any other provision of this Deed; or

(b)                                 the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

20.2                        If any invalid, unenforceable or illegal provision would be valid, enforceable and legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

21.                               GOVERNING LAW & JURISDICTION

21.1                        This Deed is to be governed by and construed in accordance with the laws of England. Any matter, claim or dispute arising out of or in connection with this agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with the laws of England.

21.2                        Each party to this Deed irrevocably agrees that the courts of London, England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in any way relate to this Deed (respectively, “Proceedings” and “Disputes”) and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of London, England.

21.3                        Each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum for any such Proceedings or Disputes and further irrevocably agrees that a judgment in any Proceedings or Disputes brought in any court referred to in this clause 21 shall be conclusive and binding upon the parties and may be enforced in the courts of any other jurisdiction.

22.                               NOVATION, THIRD PARTY RIGHTS AND ASSIGNMENT

22.1                        Subject to clause 22.2, on and from the execution of this Deed:

(a)                                 CBIPCo irrevocably and unconditionally releases each of the Sky Entities from all of the obligations of the Sky Entities under or pursuant to the Brand Licence Agreement, whether present or future, actual or contingent, and each of the rights of CBIPCo against the Sky Entities under the Brand Licence Agreement shall be cancelled and waived;

(b)                                 each of the Sky Entities irrevocably and unconditionally releases CBIPCo from all of the obligations of CBIPCo under or pursuant to the Brand Licence

Agreement, whether present or future, actual or contingent, and each of the rights of the Sky Entities against CBIPCO under the Brand Licence Agreement shall be cancelled and waived;

(c)                                  Stars shall acquire any and all rights, title, interest and benefits in and under the Brand Licence Agreement which CBIPCo had prior to the date of this Deed, and each of the Sky Entities undertakes to Stars to perform each of its and their obligations under the Brand Licence Agreement to ensure that Stars shall acquire any and all such rights, title, interest and benefits in and under the Brand Licence Agreement;

(d)                                 Stars undertakes to perform obligations towards the Sky Entities under the Brand Licence Agreement which are identical in character to the obligations under the Brand Licence Agreement which CBIPCo had prior to the date of this Deed, so as to ensure that each of the Sky Entities shall continue to have any and all rights, title, interest and benefits in and under the Brand Licence Agreement which the Sky Entities had prior to the date of this Deed. For the avoidance of doubt, and subject to clause 4.15, if the Sky Entities wish to bring any claim, action or proceeding under the Brand Licence which relate to activities which began or occurred before the date of this Deed (including in relation to the acts or omissions or CBIPCo) then, subject to its rights under clause 24 it shall bring such actions against Stars (rather than CBIPCo); and

(e)                                  each of the parties to this Deed acknowledges and agrees that Stars shall be substituted for CBIPCo as the “Licensee” under the Brand Licence Agreement for all purposes, and that Stars shall be deemed to be a party to, and bound by, the terms of the Brand Licence Agreement, and all references to the “Licensee” under the Brand Licence Agreement shall be read and construed as references to Stars.

22.2                        If, at any time after the date of this Deed, the Competition & Markets Authority issues an order prohibiting the acquisition by Stars of the entire issued share capital of Cyan Blue Topco Limited and requiring Stars to divest the entire issued share capital of Cyan Blue Topco Limited to a third party, the parties agree and undertake to each other to take all actions and execute all such documents as may be required to reverse the effect of the transaction undertaken pursuant to clause 22.1 as soon as reasonably practicable following the date of such order.

22.3                        On and from the date of this Deed and until either: (a) the Competition & Markets Authority issues an order prohibiting the acquisition by Stars of the entire issued share capital of Cyan Blue Topco Limited and requiring Stars to divest the entire issued share capital of Cyan Blue Topco Limited to a third party; (b) the Competition & Markets Authority otherwise determines not to prohibit the acquisition by Stars of the entire issued share capital of Cyan Blue Topco Limited; or (c) the Competition & Markets Authority permits (via derogation or otherwise) the novation without the need for the sublicense to Bonne Terre as contemplated by this clause 22.3, Stars hereby grants to Bonne Terre (for itself, and as trustee for Hestview Limited and Cyan Blue International Limited) an exclusive, royalty free, sub-licence to use the SkyBet IP in accordance with the terms of the Brand Licence Agreement. Bonne Terre hereby undertakes to the Sky Entities to comply with the terms of the Brand Licence Agreement as a sub-licensee of Stars, and to procure the compliance by Hestview Limited and Cyan Blue International Limited with the terms of the Brand Licence Agreement, each as a sub-licensee of Stars. Further, upon and if any of the circumstances listed in clause 22.3(a), 22.3(b) or 22.3(c) occur, the sublicense granted by Stars to Bonne Terre pursuant to this clause 22.3 shall automatically terminate.

22.4                        Except as expressly provided elsewhere in this Deed, a person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed.

22.5                        The rights of the parties to terminate, rescind or agree any variation, waiver or settlement under this Deed is not subject to the consent of any person that is not a party to this Deed.

22.6                        Save as expressly set out in this Deed, this Deed shall be binding on and be for the benefit of the successors and personal representatives of the parties and no party may assign its rights under this Agreement since the rights granted are personal in nature.

23.                               GUARANTEE

23.1                        In consideration of the Sky Entities entering into this Deed and agreeing the novation in clause 23 of this Deed, the Guarantor guarantees to the Sky Group the due and punctual performance of all present and future obligations of all the entities within the Stars Group (including Stars) under this Deed and the Subject Agreements (including, without limitation, the obligations of Bonne Terre, Hestview Limited and Cyan Blue International Limited with respect to the sub-license granted pursuant to clause 22.3) if and when they become performable in accordance with the terms of this Deed and those Subject Agreements (“Guaranteed Obligations”).

23.2                        The Guarantor as principal obligor, and as a separate and independent obligation and liability from its obligations and liabilities under clause 23.1, agrees to indemnify and keep indemnified the Sky Entities in full and on demand from and against all and any losses, costs and expenses suffered or incurred by the Sky Entities arising out of, or in connection with:

(a)                                 any failure of the Stars Group (including Stars) to perform or discharge the Guaranteed Obligations except to the extent that the Stars Group’s failure to perform or discharge the Guaranteed Obligations results from any of the Sky Entities’ failures to comply with their obligations under this Deed or the Subject Agreements; or

(b)                                 any of the Guaranteed Obligations being or becoming totally or partially unenforceable by reason of illegality, incapacity, lack or exceeding of powers, ineffectiveness of execution or any other matter, but the Guarantor’s liability under this indemnity shall be no greater than Stars liability under this Deed was (or would have been, had the relevant obligation been fully enforceable).

23.3                        This guarantee is a continuing guarantee which shall remain in full force and effect until all the Guaranteed Obligations have been satisfied or performed in full, notwithstanding any intermediate satisfaction or performance of the Guaranteed Obligations by the Stars Group, the Guarantor or any other person.

23.4                        The liability of the Guarantor under this guarantee shall not be reduced, discharged or otherwise adversely affected by:

(a)                                 any act, omission, matter or thing which would not have discharged or affected the liability of the Guarantor had it been a principal obligor instead of a guarantor; or by

(b)                                 any other act or omission except an express written release of the Guarantor by the Sky Entities.

23.5                        The Guarantor waives any right it may have to require the Sky Entities (or any trustee or agent on its behalf) to proceed against or enforce any other right or claim against any person before claiming from the Guarantor under this guarantee.

23.6                        Until all obligations have been performed by the Stars Group under or in connection with this guarantee in full, the Guarantor shall not exercise any rights which it may have by reason of performance by it of its obligations under this guarantee, whether such rights arise by way of set-off, counterclaim, subrogation, indemnity or otherwise.

23.7                        This guarantee is in addition to and shall not affect nor be affected by or merge with any other right or remedy obtained or held by the Sky Entities from time to time in respect of the discharge and performance of the Guaranteed Obligations by the Stars Group.

23.8                        By this guarantee the Guarantor authorises the Stars Group and the Sky Entities to make any addendum or variation to this Deed or the Subject Agreements, and agrees to guarantee the due and punctual performance of the Guaranteed Obligations as so amended or varied in accordance with the terms of this guarantee.

The Schedules to this Deed now following form part of this Deed.

SCHEDULE 1
SKYBET/STARS CO-BRANDING REQUIREMENTS

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

SCHEDULE 2
EXISTING LICENSEES

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

SCHEDULE 3
ASA AMENDMENT

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

EXECUTION VERSION

This Amendment Number One (the “Amendment One”) is made                                        2018 (“Amendment Date”)

BETWEEN

(1)                                 SKY UK LIMITED of Grant Way, Isleworth, Middlesex, TW7 5QD (Company number 02906991) (“Sky”);

(2)                                 BONNE TERRE LIMITED of Office 1, 1 The Crusher, Braye Harbour, Alderney, GY9 3XX (Company number 1110) (the “Bonne Terre”); and

each a “Party” and together the “Parties”.

WHEREAS:

(A)                               Sky and Bonne Terre entered into an agreement for the supply of Advertising Services dated 19 March 2015 (the “Advertising Services Agreement” or “ASA”).

(B)                               Following the sale by Sky of its remaining stake in the issued share capital of Cyan Blue Topco Limited to one of the subsidiaries of The Stars Group Inc. under a Share Purchase Agreement entered into on 21 April 2018 (“SPA”), and the related Deed of Variation and Amendment (“DVA”) to the following agreements: Brand Licence Agreement, Commercial Relationship Agreement (“CRA”) and ASA, the Parties now propose to amend the ASA as set out in this Amendment One, and the Parties agree that the terms of this Amendment One shall be incorporated into the ASA.

NOW IT IS HEREBY AGREED as follows:

1.                                      GENERAL

1.1                               Expressions defined in the ASA shall, unless otherwise expressly set out below, have the meaning set out in the ASA.

1.2                               In consideration of £1, the receipt and sufficiency of which is hereby acknowledged, with effect from the date of this Amendment One the Parties agree to amend the ASA as follows:

2.                                      AMENDMENTS TO THE ASA

2.1                               Clause 2 of the Advertising Services Agreement shall be deleted and replaced with the following Clause 2. All defined terms and references in Clause 2 below are as defined in the Advertising Services Agreement.

“2.1                         The Parties shall enter into good faith negotiations across January — March of each year, to agree a Deal Summary in respect of Airtime for the following Deal Period. For the Deal Period ending on 30 June 2019 the Deal Summary shall be the agreed commercial terms (in respect of items covered by a Deal Summary) in force as between the Parties as at the Amendment Date. The Deal Summary shall in each case include the relevant Buying Rates and any other applicable conditions for the relevant Deal Period. The Deal Summary shall be in the form detailed in Schedule 1 to this Agreement and shall be subject to Sky’s Standard Airtime Sales Terms and Conditions, as updated by Sky from time to time, and the terms of this Agreement (including Sky’s Airtime Bookmaker Policy as set out in Schedule 3). The parties agree that the Buying Rates for an acquisition of Non-Sports Betting Airtime shall be equivalent to the rates applicable in respect of Mediacom.

“2.2                         The Parties agree that the Advertiser shall be entitled to the following cash discounts for Sports Betting and/or Non-Sports Betting (which such discounts may be applied independently to either Sports Betting or Non-Sports Betting if the Minimum Aggregate Airtime Spend is achieved in respect of either Sports Betting or Non-Sports Betting), as defined below (the “Airtime Discounts”) if it achieves the minimum aggregate amount of Airtime spend for either Sports Betting or Non-Sports Betting (as the case may be) in each Deal Period as set out in the table below (the “Minimum Aggregate Airtime Spend”) for the Airtime Term of this Agreement:

For any Airtime spend relating to betting on sports or events (whether broadcast on Sky Sports or other non-Sky branded sporting channels) (“Sports Betting”)

Deal Period	Minimum Aggregate Airtime Spend on Sports Betting (excluding VAT) required to achieve Airtime Discount on Sports Betting	Airtime Discount on Sports Betting as a percentage of the aggregate Airtime spend on Sports Betting for that Deal Period (excluding VAT)
1 July 2018 to 30 June 2019
1 July 2019 to 30 June 2020
1 July 2020 to 30 June 2021
1 July 2021 to 30 June 2022

For any Airtime spend relating to other non-sports betting (including casino, poker, games and bingo) (“Non-Sports Betting”)

Deal Period	Minimum Aggregate Airtime Spend on Non-Sports Betting (excluding VAT) required to achieve Airtime Discount on Non-Sports Betting	Airtime Discount on Non- Sports Betting as a percentage of the aggregate Airtime spend on Non-Sports Betting for that Deal Period (excluding VAT)
1 July 2018 to 30 June 2019
1 July 2019 to 30 June 2020
1 July 2020 to 30 June 2021
1 July 2021 to 30 June 2022

It is further acknowledged and agreed as follows:

(1)         the Airtime Discounts shall apply to both Sports Betting and Non-Sports Betting in the event that the Minimum Aggregate Airtime Spend is achieved for both Sports Betting and Non-Sports Betting. If the Minimum Aggregate Airtime Spend is achieved for one form of betting, but not the other, then the Airtime Discount shall only apply in respect of the form of betting for which the Minimum Aggregate Airtime Spend was achieved, regardless of the amount by which the Minimum Aggregate Airtime Spend is exceeded for either form of betting;

(

(3)         as at the date of this Amendment One, the                            TV Channel (as defined in the CRA) does not exist and the Advertiser has not purchased any Airtime Advertising on it;

(4)         Sky is under no obligation whatsoever to launch the                            TV Channel; and

(5)         In the event that Sky does launch a                            TV Channel then the Parties shall use all reasonable efforts to negotiate in good faith to agree a new Minimum Aggregate Airtime Spend for that Deal Period and each subsequent Deal Period in order to incorporate Advertiser’s Airtime on these new platforms.

To illustrate point (1) above, by way of example:

If the Advertiser spends                  on Sports Betting Airtime and                  on Non Sports Betting Airtime in FY2019, then the Advertiser would receive Airtime Discounts of                  and                  respectively. This would mean the Advertiser would only be required to pay                  in total Airtime revenue to Sky.

If the Advertiser spends                  n on Sports Betting Airtime and                  on Non Sports Betting Airtime in FY2019, then the Advertiser would only receive Airtime Discounts of                  in respect of Non-Sports Betting Airtime.

If the Advertiser spends                  on Sports Betting Airtime and                  on Non Sports Betting Airtime in FY2019, then the Advertiser would only receive Airtime Discounts of                   in respect of Sports Betting Airtime.

If the Advertiser spends                  on Sports Betting Airtime and                  on Non Sports Betting Airtime in FY201 9, then the Advertiser would receive no discount for either spend.

“2.3                         In no event shall the Advertiser be entitled to (i) a cash-rebate (i.e. if the Advertiser does not purchase Airtime to the value of the Minimum Aggregate Airtime Spend in any Deal Period for either Sports Betting or Non-Sports Betting, the Advertiser shall not be entitled to a cash rebate equal to the value of the Airtime Discounts in that Deal Period), or (ii) carry-over of Airtime Discount from one Deal Period to another Deal Period. The Parties acknowledge and agree that the Advertiser shall be entitled to the Most Favourable Access for the Airtime Term, subject to broadcast programming remaining the same.

“2.4                     The Advertiser acknowledges that the Airtime Discounts set out in Clause 2.2 are dependent on the Advertiser’s compliance with Clause 6.3 and in the event that the Advertiser is in breach of such obligations, the Advertiser shall, subject to Clause 6.4, lose its right to the Airtime Discounts for the remainder of that Deal Period and all subsequent Deal Periods.

“2.5                     Furthermore, the access and pricing commitments set out in the relevant Airtime Deal Summary are agreed on the basis of the high volume, long-term commitment made by the Advertiser under, and as specified in, this Agreement.

“2.6        All Airtime shall be purchased by the Advertiser on a non-exclusive basis (i.e. Sky shall not be restricted from entering into any Airtime agreements with any other advertiser, including without limitation any advertiser in the Relevant Category).

“2.7                         In order to purchase and book the actual Airtime required by the Advertiser, the Advertiser will need to make a Booking through Sky’s CARIA system or any successor system. Each Booking will constitute a separate agreement between the Advertiser and Sky and subject to the terms of this Agreement, shall incorporate Sky’s Standard Airtime Sales Terms and Conditions.

“2.8                         The Parties acknowledge that the calculation of the aggregate amount of Airtime spend in any Deal Period shall apply to spend on Airtime (including, for the avoidance of doubt, Video on Demand (VOD) (including VOD on Sky Go and VOD via the Sky set top box, but not VOD on websites, apps or Relevant Social Media Platforms) and AdSmart), but shall be exclusive of Sponsorship. All Sponsorship shall be purchased by the Advertiser on a non-exclusive basis (i.e. Sky shall not be restricted from entering into any Sponsorship agreements with any other advertiser, including without limitation any advertiser in the Relevant Category). The purchase of Sponsorship by the Advertiser across the Sky Channels shall be subject to Sky’s Standard Sponsorship Terms and Conditions, as updated by Sky from time to time.

“2.9                         For the avoidance of doubt, the Parties acknowledge that the obligations contained in this Agreement relating to the procurement by Sky to the Advertiser of Airtime at the Airtime Discounts shall apply with effect from 1 July 2018 in respect of Airtime procured in FY2019 and until 30 June 2022. For a period of at least                     days before that expiry date, the Parties shall enter into good faith negotiations to agree new terms for the acquisition of Airtime and/or Sponsorship on an arm’s length basis.

“2.10                  The Advertiser acknowledges and agrees that its rights in respect of Airtime under this Agreement may only be exploited using the Licensor IPR (as such term is defined in the Brand Licence Agreement) or the Stars Brands (as defined in the DVA) or marketing techniques designed to promote such Licensor IPR or the Stars Brands.

“2.11                  The Parties acknowledge that each of the Parties is subject to UK advertising regulation, under which advertising restrictions may be applied to the gambling advertising industry. Where either Party’s ability to meet certain components of the Minimum Aggregate Airtime Spend is adversely affected because of such further regulation, the Parties agree to discuss the effects of such further regulation and, where necessary, to renegotiate the spend and discounts set out in Clause 2.2 above, all Parties acting reasonably and in good faith. The Parties acknowledge and agree that such regulation may be industry regulation (under an Industry Code) or may be applied by regulatory bodies (e.g. Advertising Standards Agency).

2.2            Clause 3 of the Advertising Services Agreement shall be deleted and replaced with the following Clause 3. All defined terms and references in Clause 3 below are as defined in the Advertising Services Agreement.

“3.1                                            The Parties shall enter into good faith negotiations across January – March of each year, to agree a Deal Summary in respect of Digital Advertising for the following Deal Period. For the Deal Period ending in FY2019 the Deal Summary shall be the agreed commercial terms in force as between the Parties as at the Amendment Date. The Deal Summary shall in each case include the Minimum Qualifying Spend, the relevant Buying Rates, and any other applicable conditions for the relevant Deal Period. The Deal Summary shall be in the format detailed in Schedule 4 to this Agreement and shall be subject to Sky’s Standard Online Sales Terms and Conditions, as updated by Sky from time to time, and the terms of this Agreement (including Sky’s Bookmaker Digital Policy as set out in Schedule 6). For the purposes of this Agreement, the Parties acknowledge and agree that in respect of FY2019 the Minimum Qualifying Spend shall be                   for that Deal Period and shall be automatically adjusted for every subsequent FY in line with RPI. The Advertiser’s obligation to pay the Minimum Digital Spend shall be limited to the duration of the Exclusivity Period (as defined in Clause 3.4 below). If the Advertiser fails to meet the Minimum Qualifying Spend, the Advertiser forgoes any rights to the Digital Discount.

“3.2                                            Subject to Clause 3.3, the Parties agree that following the Advertiser achieving the Minimum Qualifying Spend in each Deal Period and the Advertiser’s compliance with Clause 6.3, the Advertiser shall, with effect from the Amendment Date, be entitled to a cash discount of                    for FY2019 (which discount shall be then further automatically adjusted for RPI for the following            only                                                                                                                                            Discount”). The Digital Discount shall be applied against the aggregate amount of Digital Advertising spend in each Deal Period for the Digital Term of this Agreement. In no event shall the Advertiser be entitled to (i) a cash-rebate or (ii) carry-over of Digital Discount from one Deal Period to another Deal Period.

“3.3                                            The Parties agree that the following principles shall apply to the Minimum Qualifying Spend:

3.3.1             Subject to clause 3.3.2 any spend by the Advertiser on Sky Sports Platforms and the Relevant Social Media Platforms may be counted as a contribution to the Minimum Qualifying Spend, provided that Advertiser spends no more than                       of the annual Minimum Qualifying Spend on any one Distribution Channel. Where the Advertiser spends more than             of the annual Minimum Qualifying Spend on any one Distribution Channel, any excess spend beyond          shall not be counted as a contribution towards the Minimum Qualifying Spend unless otherwise agreed by the Parties. For this Clause 3.3 the list of relevant “Distribution Channel(s)” includes but is not limited to

                                                                                                                                                                                                                                                    For the avoidance of doubt, any Digital Advertising spend by the Advertiser on the current site www.skysports.com/racing would be counted as a contribution to the Minimum Qualifying Spend.

3.3.4 For any part of the Minimum Qualifying Spend spent on branded content to be created for the Relevant Social Media Platforms, where the cost of Sky producing any branded social media content on Advertiser’s behalf exceeds                              e per cent           ) of the total Licensor IPR or Stars Brands branded content advertising spend, the Advertiser shall be responsible for promptly reimbursing Sky all its (and its third party suppliers’) costs and expenses associated with such production (including without limitation Sky employee time at usual pro-rated charge out rates).

“3.4                For the period or periods determined under clause 5 of the Commercial Relationship Agreement for which the Advertiser is                     under that agreement, the Advertiser shall, subject to Clause 3.5, be the                                                                                                        (                                                                                                                                                                                                    (                                                                                                                                                                                                                                                                                                                                                                                                                                                                       . Without prejudice to the foregoing and to give effect to these arrangements, (a) the Parties shall ensure that a Deal Summary is in place with the Minimum Qualifying Spend at least                                before the beginning of the relevant Deal Period, and (b) the Advertiser shall comply with Sky’s Standard Online Sales Terms and Conditions, as updated by Sky from time to time, and the terms of this Agreement (including Sky’s Digital Bookmaker Policy as set out in Schedule 6).

“3.8                                                 In order to purchase and book the actual digital advertising required by the Advertiser, the Advertiser will need to make a Booking through Sky’s digital system, in place from time to time. Each Booking will constitute a separate agreement between the Advertiser and Sky and shall incorporate Sky’s Standard Online Sales Terms and Conditions, as updated by Sky from time to time. Without limiting any of Advertiser’s obligations under Sky’s Standard Online Sales Terms and Conditions, each Booking shall be subject to the following conditions where applicable:

3.8.1                     Where Sky has produced all or part of the Creative (as defined in Sky’s Standard Online Sales Terms and Conditions) for any branded content campaign for Advertiser, Advertiser must:

3.8.1.1           provide any relevant Creative required by Sky or Sky’s production team at least                  days prior to the relevant Campaign Start Date (as defined in Sky’s Standard Online Sales Terms and Conditions); and

3.8.1.2           approve any Creative as and when required by Sky or Sky’s production team within the specified time periods,

and Sky shall not be liable for failure to comply with the Campaign Start Date if the necessary Creative is not approved by Advertiser or received by Sky within the times specified or as otherwise required by Sky or Sky’s production team. This sub-clause 3.8.1 applies to both live content and pre-recorded content.

3.8.2                     Where Sky has produced all or part of the Creative for any branded content campaign for Advertiser, and the Creative includes live odds or offers, it is Advertiser’s sole responsibility to confirm the accuracy of any live odds or offers before that information goes live and/or is published (whichever is the earlier) in any Campaign. Sky shall not be liable for:

3.8.2.1           failure to comply with the Campaign Start Date; or

3.8.2.2           publication of any inaccurate odds or offers in the relevant Creative or Campaign,

if the necessary confirmations and approvals are not received by Sky within the times specified or as otherwise required by Sky or Sky’s production team. This sub-clause 3.8.2 applies to both live and pre-recorded content.”

“3.9                         In each Deal Period, Sky shall ensure that the Advertiser receives sufficient digital inventory according to format and type so as to meet or exceed the Benchmarks, or as otherwise agreed with the Advertiser.

“3.10                  Subject to Clause 3.1, Sky and the Advertiser shall engage in good faith negotiations to set fair and reasonable Buying Rates for Digital Advertising in each Deal Period. In the event that the Parties cannot agree the Buying Rates prior to the beginning of a Deal Period, Sky shall use the preceding year Advertiser’s agreed buying rates for CPM’s by format (the “Base Rates”) and apply a market increase or decrease to the Base Rates calculated in accordance with the average increase or decrease for CPM’s by format applied to agency Direct Buy rates across the relevant Platforms for the same Deal Period.

“3.11                  Upon giving Sky at least thirty (30) days’ prior written notice, the Advertiser’s duly authorised independent representative may, once in each year during the Digital Term of this Agreement, during normal business hours (and causing as little disruption as possible to the day-to-day business of Sky) visit the premises of Sky to inspect a cross section of advertising data (on an aggregated agency basis) used by Sky in calculating the Buying Rates for the respective Deal Period. If any inspection reveals that Sky has overinflated the Buying Rates above the equivalent open market rate (taking into account the value of exclusive and non-exclusive rights), (i) Sky shall, within                   ) days of receiving an invoice, pay to the

Advertiser an amount equal to the sum that the inspection reveals has been overinflated by Sky; and (ii) Sky and the Advertiser shall have good faith negotiations with the intention of mutually agreeing new buying rates for the following or current Deal Period. The Advertiser’s rights under this Clause 3.11 shall be exercised by the Advertiser at its own expense, save that in the event that the audit reveals any over inflation, and then Sky shall bear the Advertiser’s reasonable costs in connection therewith.

“3.12                  The Advertiser acknowledges and agrees that its rights in respect of Digital Advertising under this Agreement may only be exploited using the Licensor IPR (as such term is defined in the Brand Licence Agreement) or the Stars Brands (as defined in the DVA) or marketing techniques designed to promote such Licensor IPR or the Stars Brands.

2.3                               Clause 4.1.2 of the Advertising Services Agreement shall be deleted in its entirety.

2.3.1                     Clause 4.1.3 of the Advertising Services Agreement shall be deleted and replaced with the following Clause 4.1.3. All defined terms and references in Clause 4.1.3 below are as defined in the Advertising Services Agreement.

“4.1.3               For FY2020 and subsequent FYs, after the conclusion of each of the first three portions of a Deal Period during which the Advertiser has purchased Airtime for at least          of the Minimum Aggregate Airtime Spend for that Deal Period and Sky has received payment in full in respect of that Airtime in accordance with Clause 4.1.1 above, the Advertiser shall invoice Sky for a reimbursement of costs equal to            of the applicable Airtime Discount for the Deal Period, calculated in accordance with Clause 2.2. In respect of the                        (if any) of a Deal Period during which the Advertiser has purchased (and paid for in full in accordance with Clause 4.1.1) the remaining      of the Minimum Airtime Spend for that Deal Period, the Advertiser may only invoice Sky for a reimbursement of costs equal to the final      of the applicable Airtime Discount at the end of the relevant Deal Period. If at the end of the Deal Period the Advertiser has not purchased in aggregate Airtime for at least            of the Minimum Airtime Spend for that Deal Period, then it shall make a balancing payment to Sky for an amount equal to the shortfall.

2.4                               Clause 5.1 shall be deleted in its entirety and replaced with the following. All defined terms and references in Clause 5.1 below are as defined in the Advertising Services Agreement.

“5.1                         This Agreement shall commence on the Commencement Date and the provisions set out in Clauses 2 and 4.1 and Schedules 1, 2 and 3 (the “Airtime Provisions”) and any other terms of this Agreement required to give effect to the Airtime Provisions shall continue in force until the earlier of (i) 30 June 2022; or (ii) the expiry or termination of the Commercial Relationship Agreement, unless this Agreement is terminated earlier in accordance with the terms of this Agreement (the “Airtime Term”).

2.5                               The Airtime Deal Summary, at Schedule 1 of the Advertising Services Agreement shall be deleted in its entirety and replaced with the new Airtime Deal Summary set out at Schedule 1 of this Amendment One.

2.6                               The Airtime Booking Deadlines, at Schedule 2 of the Advertising Services Agreement shall be deleted in their entirety and replaced with the new Airtime Booking Deadlines set out at Schedule 2 of this Amendment One.

2.7                               The Digital Deal Summary, at Schedule 4 of the Advertising Services Agreement shall be deleted in its entirety and replaced with the new Digital Deal Summary set out at Schedule 4 of this Amendment One.

2.8                               The following definitions in Schedule 7 of the Advertising Services Agreement shall be included or deleted and replaced with the following:

;

“Minimum Qualifying Spend” means the financial commitment by the Advertiser to purchase the volume of Digital Advertising detailed in the relevant Deal Summary for Digital Advertising, being                 for FY2019 and adjusted every subsequent FY in line with RPI;

“Relevant Social Media Platform”

from time to time, which are made available to users within the United
Kingdom and Republic of Ireland only;

3.                                         MISCELLANEOUS

3.1                               Save as expressly amended pursuant to this Amendment One, all other terms and conditions of the Advertising Services Agreement shall remain unchanged. In the event of any conflict between the terms of the ASA and this Amendment One, the latter shall prevail.

3.2                               This Amendment One may be executed in any number of counterparts, any and all of which shall be deemed to be an original.

3.3                               The validity, construction and performance of this Amendment One (and any claim, dispute or matter arising under or in connection with it or its enforceability) and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereto submit to the exclusive jurisdiction of the English courts.

3.4                               Save as amended pursuant to this Amendment One, the ASA shall remain in full force and effect, and upon the full execution of this Amendment One by each of the Parties, the ASA as amended by this Amendment One shall constitute the agreed terms between the Parties, and shall be deemed to be effective from the date hereof.

3.5                               Each Party warrants that the person signing this Amendment One on behalf of that Party has the requisite authority to bind that Party by means of Docusign’s electronic signature system. By affixing their respective electronic signatures hereto by means of Docusign’s electronic signature system, the signatories below acknowledge and agree that they intend to bind the respective Parties on behalf of whom they are signing.

3.6                               The Parties shall each nominate their signatories and their respective email addresses and the Parties and signatories agree that, except where the signatory is a victim of fraud or misrepresentation, the electronic signature emanating from such nominated email address constitutes valid signature and shall be construed as (and given equal evidentiary weight as) the signatory having signed the document as an original in manuscript.

SCHEDULE 1

PART A:               Allocation of Airtime Spend

PART B:               Price

•

PART C:               Access (football only)

(1)

PART D:               Casino

PART E:               Video On Demand

SCHEDULE 2

AIRTIME BOOKING DEADLINES

FY2019 Booking Deadlines

Month	AB Date
August 2018	5 June 2018
September 2018	3 July 2018
October 2018	7 August 2018
November 2018	4 September 2018
December 2018	2 October 2018
January 2019	6 November 2018
February 2019	4 December 2018
March 2019	8 January 2019
April 2019	5 February 2019
May 2019	5 March 2019
June 2019	2 April 2019
July 2019	7 May 2019

SCHEDULE 4

DIGITAL DEAL SUMMARY

PART A

Allocation of Minimum Qualifying Spend

FY2019 Minimum Qualifying Spend:

PART B

Other Sky Platforms

FY2019

Where available, the (i) websites (ii) mobile websites and (iii) mobile applications for Android or IOS in respect of:

PART C

Schedule of Sky Bet Annual Media Plan

The Parties shall agree an annual media plan for each Deal Period following the format set out below (which for the avoidance of doubt was for 2015):

PART D

Branded Content Deal Summary

Breakdown and billing for Branded Content

Branded Content Billing Schedule

Month	£

July (including June 2018)
August
September
October
November
December
January (2019)
February
March
April
May

Total

PART E

Schedule of Sky Bet Rate Card

FY2019

Site	Ad Type	CPM

Display

HPTOs

Static Display

Rich Media

HPTOs - SSN

HPTOs - FSC

SCHEDULE 5

DIGITAL BOOKING DEADLINES

FY2019 Booking Deadlines

Month	AB Date
August 2018	3 June 2018
September 2018	1 July 2018
October 2018	5 August 2018
November 2018	2 September 2018
December 2018	30 September 2018
January 2019	4 November 2018
February 2019	2 December 2018
March 2019	6 January 2019
April 2019	3 February 2019
May 2019	3 March 2019
June 2019	7 April 2019
July 2019	5 May 2019

IN WITNESS whereof the Parties have executed this Amendment One on the day, month and year first before written.

Signed
For and on behalf of SKY UK LIMITED

Name

Position

Date

Signed
For and on behalf of BONNE TERRE LIMITED

Name

Position

Date

SCHEDULE 4

CRA AMENDMENT

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

EXECUTION VERSION

This Amendment Number Three (the “Amendment Three”) is made	2018

BETWEEN

(1)                                 SKY UK LIMITED of Grant Way, Isleworth, Middlesex, TW7 5QD (Company number 02906991) (“Sky”); and

(2)                                 BONNE TERRE LIMITED of Office 1, 1 The Crusher, Braye Harbour, GY9 3XX (Company number 1110) (the “Bonne Terre”);

each a “Party” and together the “Parties”.

WHEREAS:

(A)                               Sky and Bonne Terre entered into an agreement to document the general principles governing their commercial relationship and activities under a Commercial Relationship Agreement dated 19 March 2015 (the “CRA”).

(B)                               Following the sale by Sky of its remaining stake in the issued share capital of Cyan Blue Topco Limited to one of the subsidiaries of The Stars Group Inc. (“Stars”) under a Share Purchase Agreement entered into on 21 April 2018 (“SPA”), and the related Deed of Variation and Amendment (“DVA”) to the following agreements: Brand Licence Agreement, Advertising Services Agreement (“ASA”) and CRA, the Parties now propose to amend the CRA as set out in this Amendment Three with effect from the date that the separate amendment to the ASA is entered into by both Parties (i.e. Amendment Number One to the ASA), and the Parties agree that, from such time (but not before), the terms of this Amendment Three shall be incorporated into the CRA.

(C)                               The other two current amendments to the CRA relate to Super 6 and Sky Sports Fantasy Six-a-side Free to Play games (Amendment One) and Football Score Centre Sponsorship (Amendment Two).

(D)                               The Parties also refer to their discussions around the

NOW IT IS HEREBY AGREED as follows:

1.                                      GENERAL

1.1                               Expressions defined in the CRA shall, unless otherwise expressly set out below, have the meaning set out in the CRA.

1.2                               In consideration of £1, the receipt and sufficiency of which is hereby acknowledged, with effect from the Amendment Date the Parties agree to amend the CRA as follows:

2.                                      DEFINITIONAL AMENDMENTS

2.1                               With effect from the Amendment Date, the CRA shall be amended by the deletion of the definitions of “DPA”, “Personal Data” and “Data Protection Laws” in clause 1.1 thereof and the insertion of the following definitions:

“Personal Data has the meaning given to it in the Data Protection Laws, as applicable;

Sky UK Ltd, Grant Way, Isleworth, Middlesex TW7 5QD
Registered in England No. 2906991. VAT Registered No. 440 6274 67

Data Protection Laws means all statutes, laws, secondary legislation and regulations relating to the processing, privacy, and use of Personal Data, as applicable, including:

(a)                                 in the United Kingdom:

(i)                                     the Privacy and Electronic Communications (EC Directive) Regulations 2003, SI 2003/2426, and any laws or regulations implementing Directive 2002/58/EC (ePrivacy Directive); and

(ii)                                  the General Data Protection Regulation (EU) 2016/679 (GDPR) and the Data Protection Act 2018 (UK DP Law); and

(b)                                 in member states of the European Union, the GDPR and the ePrivacy Directive, and all relevant member state laws or regulations giving effect to or corresponding with any of them, or, once applicable, any successor legislation (and/or any national laws or regulations corresponding or equivalent thereto) to the ePrivacy Directive, GDPR, or UK DP Law;”

2.2                               With effect from the Amendment Date, the CRA shall be amended by the addition of the following new definitions in clause 1.1:

“Amendment Date” means the date that the ASA Amendment Number One has been entered into by both Parties;

“Competing Business” has, in each case, the meaning given in the following provisions of the CRA: clauses 5.6, and Part 1, paragraph 1.3 of Schedule 4 and paragraph 1.7 of Schedule 6;

“Current Activities” means any and all products, services, content and applications made available on or through any of the ATR Digital Platforms as at the Amendment Date, including (without limitation) providing horse racing information and editorial, race cards, race video clips, race tips, race predictors, race results, a live-feed of the ATR Channel, and providing users with information on, and comparisons of, the sign-up deals, odds, services and offers of any Competing Business;

2

2.3                               It is agreed that with effect from the Amendment Date:

2.3.1                     all references to the “Investors”, “Investment and Shareholders Deed” and “Target Companies” shall be deleted from the CRA;

2.3.2       clause 5.7 shall also be deleted in its entirety;

2.3.3                     the first few words of clause 11.2(f) “subject to the terms of the Investment and Shareholders’ Deed” shall be deleted in their entirety;

2.3.4                     the definition of Affiliates shall be amended to replace the words “the Target Companies” with “Hestview Limited, Bonne Terre Limited and Cyan Blue Odds Limited”; and

2.3.5                     all references to the ASA or the Sky Media Agreement (and its clauses) in this Amendment Three shall be references to the ASA or the Sky Media Agreement (and its clauses) as amended by Amendment One to the ASA, the ASA and the Sky Media Agreement being one and the same document.

3

4

5

6

5.2                               It is agreed that nothing in this Amendment Three extends the Territory of the CRA

(which shall continue to only apply to the Territory).

6.                                      DATA PROTECTION AMENDMENTS

With effect from the Amendment Date, the CRA shall be amended by the deletion of clause 10 thereof and the insertion of the following new clause 10 in substitution thereof:

“10.1 Blue and Sky acknowledge and agree that as at the Amendment Date, they do not share with each other Personal Data relating to their respective customers. Blue and Sky also acknowledge and agree that from time to time they may wish to share with each other Personal Data relating to their respective customers. In the event that Blue or Sky wishes to receive from the other party Personal Data relating to the other party’s customers the party receiving the request shall use all reasonable efforts to share such Personal Data provided always that the parties can, prior to sharing such Personal Data, agree a legally binding contract to implement the terms and procedures necessary to enable the desired transfer of Personal Data in accordance with applicable Data Protection Laws. Blue and Sky agree to meet as soon as reasonably practicable following any such transfer request at a reasonably agreed time and place to seek to negotiate such legally binding contract. Such contract shall (if agreed) be drafted and executed to amend this clause 10.1 in accordance with clause 17 of this Agreement.”

7.                                      MISCELLANEOUS

7.1                               Save as expressly amended pursuant to this Amendment Three, all other terms and conditions of the CRA shall remain unchanged. In the event of any conflict between the terms of the CRA and this Amendment Three, the latter shall prevail.

7.2                               Clause 18 of the CRA (Whole Agreement) shall also apply to this Amendment Three.

7.3                               This Amendment Three may be executed in any number of counterparts, any and all of which shall be deemed to be an original.

7.4                               The validity, construction and performance of this Amendment Three (and any claim, dispute or matter arising under or in connection with it or its enforceability) and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereto submit to the exclusive jurisdiction of the English courts.

7.5                               Save as amended pursuant to this Amendment Three, the CRA shall remain in full force and effect, and upon the full execution of this Amendment Three by each of the Parties, the CRA as amended by this Amendment Three shall constitute the agreed terms between the Parties, and shall be deemed to be effective from the Amendment Date.

7.6                               Each Party warrants that the person signing this Amendment Three on behalf of that Party has the requisite authority to bind that Party by means of Docusign’s electronic signature system. By affixing their respective electronic signatures hereto by means of Docusign’s electronic signature system, the signatories below acknowledge and agree that they intend to bind the respective Parties on behalf of whom they are signing.

7

7.7                               The Parties shall each nominate their signatories and their respective email addresses and the Parties and signatories agree that, except where the signatory is a victim of fraud or misrepresentation, the electronic signature emanating from such nominated email address constitutes valid signature and shall be construed as (and given equal evidentiary weight as) the signatory having signed the document as an original in manuscript.

8

IN WITNESS whereof the Parties have executed this Amendment Three on the day, month and year first before written.

Signed

For and on behalf of SKY UK LIMITED

Name

Position

Date

Signed

For and on behalf of BONNE TERRE LIMITED

Name

Position

Date

IN WITNESS OF WHICH THIS DOCUMENT HAS BEEN EXECUTED AND DELIVERED AS A DEED ON THE DATE WHICH FIRST APPEARS ON PAGE 1.

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

IN WITNESS OF WHICH THIS DOCUMENT HAS BEEN EXECUTED AND DELIVERED AS A DEED ON THE DATE WHICH FIRST APPEARS ON PAGE 1.

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT

SCHEDULES AND EXECUTION PAGE TO DEED OF VARIATION & AMENDMENT